Smartag International, Inc.

November 13, 2009

VIA EDGAR AND FACSIMILE

Jay H. Knight
Staff Attorney, AD 11
U.S.Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Tel (202) 551-3370

Re:         Smartag International, Inc. (the “Company”)
Form 10-12G
Filed on September 28, 2009
File No. 000-53792

Dear Mr. Knight:

This letter is in response to the Securities and Exchange Commission’s comment letter dated November 3, 2009, and addresses the Staff’s comments and concerns relating to the Commission’s examination of the Company’s Form 10-12G.   Each of our responses in this letter will be provided in the order of the comments raised by the Staff's November 3, 2009 letter. Courtesy copies of the marked document are also transmitted with this letter for the Staff’s convenience.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 11

1.
We noted your comment, agreed with the comment, and revised it accordingly.  We have revised the row titled “All Officers and Directors as a group to include the 10,000,000 share beneficially owned by Peng Keong Lim.

2.	We noted your comment, agreed with the comment, and revised it accordingly by revising the table to 5,010,000 shares.

Item 7. Certain Relationships and Related Transactions…, page 16

3.	We noted your comment, agreed with the comment, and included the amount paid by Smartag Solutions Bhd. for the 10,000,000 shares

(d) Debt Securities, page 20

4.
We noted your comment, agreed with the comment, and revised it accordingly by revising the registration statement throughout to correctly state the aggregate principle of the Revolving Promissory Note which is $200,000.

Notes to the Financial Statements
Note 2 – Note Payable, page 35

5.	We noted your comment, agreed with the comment, and revised the description to clarify that the Convertible Note Payable converts into 5,000,000 shares.

Closing

We hope that the foregoing addresses all of the Staff's comments contained in its letter of November 13, 2009.  Once the Staff has no further comments, the Company would like to be in the position to seek effectiveness on its Amended Form 10.

Should you have any questions or further comments please contact us at 949-903-0468.

Sincerely,

Smartag International, Inc.

By: /s/ PENG KEONG LIM
Peng Keong Lim
President

ACKNOWLEDGEMENT

Smartag International, Inc., (the “Company”), hereby acknowledges the following:

1.        Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

2.        The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.        The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Dated:  November 13, 2009                                                             Smartag International, Inc.

By: /s/ PENG KEONG LIM
Peng Keong Lim, President